UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported May 14, 2007): May 11, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Colonial BancGroup, Inc. (BancGroup) is furnishing this Current Report on Form 8-K in connection with management's presentation at the Lehman Brothers 2007 Financial Services conference beginning on May 17, 2007 as well as meetings with various analysts and investors May 14-18, 2007.

Item 9.01   Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used by BancGroup's management.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   T. BRENT HICKS
                    T. Brent Hicks
              Chief Accounting Officer

Date: May 11, 2007

4

Exhibit 99.1



Lehman Brothers
Financial Services Conference
May 17, 2007

Forward Looking Statements



The following should be read in conjunction with the financial statements, notes and other information contained in Colonial's 2006 Annual Report on Form 10-K, and Current Reports on Form 8-K. All 2007 interim amounts have not been audited, and the results of operations for the interim period herein are not necessarily indicative of the results of operations to be expected for the full year.

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- deposit attrition, customer loss, or revenue loss in the ordinary course of business;
- increases in competitive pressure in the banking industry and from non-banks;
- costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;
- the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;
- changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;
- economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;
- natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;
- management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;
- the impact of recent and future federal and state regulatory changes;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- strategies to manage interest rate risk may yield results other than those anticipated;
- changes which may occur in the regulatory environment;
- a significant rate of inflation (deflation);
- acts of terrorism or war; and
- changes in the securities markets.

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.



Overview



➤ **$23.1 Billion in Assets with 308 Branches at 3/31/2007**

➤ **Top 30* U.S. Commercial Bank**

➤ **Proven Community Banking Philosophy with Regional Bank Management and Local Boards of Directors**

➤ **Top 5* Market Share in 83% of Deposit Franchise**

➤ **Consistent Earnings Per Share Growth – 5 year CAGR 10%**

➤ ***Forbes* Platinum 400 List of Best Large Companies in America**

*Source: SNL Financial

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In the Right Places



➢ **72%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas**

➢ **Branches, Assets and Deposits by State at 3/31/07 are as follows:**

308 Branches

AL 91
FL 170
GA 18
NV 15
TX 14

$23.1 Billion in Assets

AL 19%
GA 6%
FL 56%
TX 6%
NV 4%
Corp 9%

$16.4 Billion in Deposits

AL 25%
GA 5%
FL 58%
TX 4%
NV 5%
Corp 3%

[1]At 3/31/07
*Projected Population change from 2006-2011
Source: US Census Bureau

Superior Projected Population Growth



2006 - 2011 Population Growth	
Colonial BancGroup, Inc.	**11.92 %**
SunTrust Banks, Inc.	10.50
South Financial Group, Inc.	9.90
Compass Bancshares, Inc.	9.88
Synovus Financial Corp.	8.99
Wachovia Corporation	8.61
BB&T Corporation	7.94
Whitney Holding Corporation	7.38
Bank of America Corporation	6.79
Regions Financial Corporation	6.69
Trustmark Corporation	5.21
BancorpSouth, Inc.	4.80
First Horizon National Corporation	4.42
Fifth Third Bancorp	4.30
Median	**7.66 %**
Low	**4.30**
High	**11.92**

Source: SNL Financial.

Deposit data as of 6/30/06.

Population growth deposit weighted by county.


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Florida Franchise



➢ **Florida, the 4th most populous state in the U.S. with 18 million people, is projected to pass New York in total population by 2011***

➢ **5th* largest commercial bank in Florida**

➢ **Florida at 3/31/07 and Pro Forma with Commercial[1]:**

	Branches		Assets		Deposits	
Colonial	170	55%	$13 B	56%	$9 B	58%
Colonial/Commercial	182	57%	$14 B	58%	$10 B	60%

➢ **Aggressive De Novo Branching Strategy**
  • Plan to open 15-25 branches over the next two years

*Source: SNL Financial
[1]On January 23, 2007, Colonial signed a definitive agreement to acquire Commercial Bankshares, Inc.



Deposit Market Share - Florida

(June 2006 FDIC balances)



	Market Share	Rank #	% Change from 6/30/05
Wachovia	19.92%	1	-3.35%
B of A	19.08%	2	-7.75%
SunTrust	9.73%	3	-2.70%
Regions	5.07%	4	-2.50%
Colonial/Commercial[1]	**2.92%**	**5**	
Colonial	2.68%	5	10.74%
Commercial	0.24%	35	

[1]On January 23, 2007, Colonial signed a definitive agreement to acquire Commercial Bankshares, Inc.



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Florida Franchise and Current Population

PANHANDLE
Assets = $431 Million
Deposits = $49 Million
3 Branches
CENTRAL FLORIDA
Assets = $3.4 Billion
Deposits = $3.0 Billion
59 Branches
MORTGAGE WHSE.
Assets = $2.2 Billion
Deposits = $603 Million
FLORIDA WEST COAST
Assets = $3.6 Billion
Deposits = $2.8 Billion
58 Branches
SOUTH FLORIDA
Assets = $3.3 Billion
Deposits = $2.9 Billion
49 Branches
Gulf of Mexico
Atlantic Ocean
Current Population
2,500,000
500,000
100,000
Mobile
Crestview
Bonifay
Blountstown
Tallahassee
Monticello
Panama City
Port St. Joe
Apalachicola
Jacksonville
Woodbine
Statenville
St. Augustine
Palm Coast
Ormond Beach
Palatka
Mayo
FLORIDA
Spring Hill
Merritt Island
Melbourne
Clearwater
St. Petersburg
Sarasota
Venice
Port Charlotte
Cape Coral
Immokalee
Pembroke Pines
Miami
Freeport City
Green Turtle Cay

Current Branches | Planned Branches | Commercial Bank Branches

8



Retail Banking



Retail Banking



➢ **Greatest opportunity to increase EPS in 2007 and in the future is through our retail banking initiatives**

Non-time Deposit Growth  **10% increase in noninterest bearing checking accounts**
Key Initiatives:
- **New Products**
  - **Remote Deposit Capture**
  - **Title Company Checking**
  - **Enhance Free Checking offering with bundled product approach and innovative rewards program**

Non-interest Income Growth  **25% of revenue from fee-based services**
Key Initiatives:
- **Retail Service Charges**
  - **Focus on household checking account growth**
  - **Increase debit card penetration in consumer and business banking households**

- **Financial Planning**
  - **Aligned reporting structure with Treasury Management, Business Banking and Mortgage**
  - **Unified sales approach with Retail sales teams**
  - **Additional resources and lines of business restructure**

- **Mortgage Banking**
  - **Continue production shift to secondary markets (42% in 2005, 52% in 2006, 58% in 2007)**
  - **Expand production in growth markets**

➢ **Colonial is positioned well to take advantage of disruption in our markets**





Financial Highlights



Consistent Earnings Per Share Growth

(diluted)



5 Year CAGR = 10%

2001 - 2006

$1.06 — 2001
$1.26 — 2002 — 19%
$1.16 — 2003 — (8)%
$1.31 — 2004 — 13%
$1.52 — 2005 — 16%
$1.72 — 2006 — 13%
$0.42 — 1Q06
$0.41 [1] — 1Q07

[1]Excluding $0.17 restructuring charge for securities and debt

1Q07 Highlights



➢ **Quarterly Earnings Per Share of $0.41, excluding $0.17 restructuring charge**

➢ **Given the current yield curve environment, Colonial is implementing a deleveraging strategy to improve net interest income and earnings**

➢ **Period End Deposits grew 7%, annualized over December 31, 2006 – Noninterest Bearing Deposits grew 13%, annualized**

➢ **Excellent Credit Quality – provision of $2.3 million exceeded net charge-offs of $2.2 million**

➢ **Core Noninterest Income increased 12% over 1Q06**

➢ **Strong Expense Controls – core noninterest expenses were even with 4Q06**



Net Interest Income Management



➢ **Interest rate risk position has been managed to a neutral position**

➢ **Implementing a deleveraging strategy to sell low yielding assets and to pay off high rate debt which is both income and margin accretive**
  - Sold $490 million of adjustable rate residential real estate loans on March 30 – average yield 6.04%
  - Sold $1.2 billion of available for sale securities which yielded 4.78% in April; recognized a $36 million pretax loss in 1Q07
  - Redeemed $70 million of trust preferred securities on February 2, interest rate of 8.92%; recognized a $4.4 million pretax loss on extinguishment of debt in 1Q07

➢ **Net Interest Margin for 2007 is expected to approximate 3.60%**

➢ **Continue to focus on increasing consumer and business checking accounts**



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Credit



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Excellent Credit Quality



➢ **Credit Quality remains excellent**

➢ **No subprime products**

➢ **Annualized Net Charge-Off Ratio was 0.06% of average loans for the quarter compared to 0.26% for 1Q06 and 0.12% for 4Q06**

➢ **Increased the allowance for loan losses to 1.16% of total loans, compared to 1.13% at 12/31/06**

➢ **The allowance was 525% of nonperforming assets**

Summary of Loan Loss Experience
2003 – 1Q07



	1Q07	2006	2005	2004	2003
Reserve Ratio to Net Loans	1.16%	1.13%	1.15%	1.16%	1.20%
Reserve	$172,602	$174,850	$171,051	$148,802	$138,549
Coverage of Nonperforming Assets	525%	695%	536%	402%	184%
Net Charge-off Ratio to Average Loans	0.06%[1]	0.12%	0.14%	0.19%	0.31%
Net Charge-offs	$2,195	$18,343	$19,211	$23,598	$35,471
Years of Net Charge-offs in Reserve	19.66[1]	9.53	8.90	6.31	3.91
Nonperforming Assets	$32,855	$25,149	$31,931	$37,039	$75,440
Ratio of Nonperforming Assets to Net Loans	0.22%	0.16%	0.21%	0.29%	0.65%

[1]Annualized



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NPAs Consistently Below Industry

(as originally reported)



Legend:
- All FDIC Insured Commercial Banks (yellow bars)
- Colonial BancGroup (blue line)

Colonial BancGroup values:
- '92: 1.17%
- '93: 1.25%
- '94: 0.85%
- '95: 0.78%
- '96: 0.84%
- '97: 0.71%
- '98: 0.60%
- '99: 0.55%
- '00: 0.54%
- '01: 0.64%
- '02: 0.78%
- '03: 0.65%
- '04: 0.29%
- '05: 0.21%
- '06: 0.16%
- 3/31/07: 0.22%

Net Charge-Offs/Average Loans

(as originally reported)





1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
All FDIC Insured Commercial Banks
Southern Regionals*
Colonial BancGroup
Low Loss Ratio
0.49%
0.47%
0.33%
0.09%
0.13%
0.18%
0.23%
0.26%
0.21%
0.21%
0.28%
0.29%
0.31%
0.19%
0.14%
0.12%
0.06%1
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
3/31/07

[1]Annualized
*Source: KBW

Why Invest in Colonial BancGroup?



➢ **In the Right Locations for Continued Success**

➢ **Conservative Lending Philosophy**
  - Excellent credit quality

➢ **Opportunity to Improve**
  - Our goal is to have 25% of our revenue from fee based services

➢ **Experienced and Strong Management Team**
  - Delivered strong shareholder returns

	Total	Annualized
1 Year	11%	11%
2 Year	28%	13%
3 Year	62%	17%
5 Year	115%	17%

➢ **17 Years of Increased Dividends: $0.75* for 2007, a 10% increase over 2006**

➢ **Earnings estimate for 2007: $1.78 to $1.82, excluding restructuring charges**

*Estimated




Solid Dividend Growth



17 YEARS OF INCREASED DIVIDENDS

Dividends per year:
- '90: $.15
- '91: $.16
- '92: $.17
- '93: $.18
- '94: $.20
- '95: $.22
- '96: $.27
- '97: $.30
- '98: $.34
- '99: $.38
- '00: $.44
- '01: $.48
- '02: $.52
- '03: $.56
- '04: $.58
- '05: $.61
- '06: $.68
- '07: $.75*

10%

*Estimated



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Supplemental Information



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Summary Income Statement



($ in millions)

	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Net interest income	$ 179.9	$ 184.5	$ 188.2	-2%	-4%
Core noninterest income	46.4	49.4	41.5	-6%	12%
Total Revenue	226.3	233.9	229.7	-3%	-1%
Provision for loan losses	2.3	3.4	12.3	-33%	-81%
Gain on sale of residential real estate loans	3.9	-	-	100%	100%
Securities and derivatives gains (losses), net	1.0	0.4	4.2	150%	-77%
Gain on sale of Goldleaf	-	-	2.8	-	-100%
Noninterest expense [1]	130.3	130.1	125.9	-	3%
Merger related expenses	0.4	-	-	100%	100%
Severance expense	3.0	0.4	-	650%	100%
Pretax Income [2]	95.2	100.4	98.5	-5%	-3%
Income tax expense [2]	31.8	34.1	33.5	-7%	-5%
Operating income [2]	$ 63.4	$ 66.3	$ 65.0	-4%	-2%
Earnings Per Share – Diluted [2]	$ 0.41	$ 0.43	$ 0.42		

Impact of restructuring charges:	
Loss on securities portfolio	$ (36.0)
Loss on extinguishment of debt	(4.4)
	$ (40.4)
Income tax benefit	13.5
After tax restructuring charge	$ 26.9
After tax EPS impact	$ (0.17)
Earnings Per Share - Diluted	$ 0.24

Weighted Average Shares Outstanding - Diluted	153,450	153,580	155,183

[1]Excluding severance, merger expenses and restructuring charges
[2]Excluding restructuring charges on securities and debt



Average Balance Sheet

($ in millions)



	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Earning Assets	$ 21,058	$ 20,813	$ 19,704	1%	7%
Loans, excluding MWL	15,153	15,211	14,576	-	4%
MWL Assets[1]	**2,084**	**2,269**	**2,117**	**-8%**	**-2%**
MWL Managed Assets[2]	4,079	4,269	3,617	-4%	13%
Securities	3,266	3,169	2,902	3%	13%
Total Assets	23,054	22,733	21,517	1%	7%
Assets Under Management	**25,049**	**24,733**	**23,017**	**1%**	**9%**
Total Deposits	**15,967**	**15,939**	**15,595**	-	**2%**
Noninterest Bearing Deposits	2,780	2,886	3,034	-4%	-8%
Interest Bearing Transaction Accounts	6,314	6,164	6,036	**2%**	5%
Time Deposits	6,873	6,889	6,525	-	5%
Shareholders' Equity	**2,068**	**2,045**	**1,962**	**1%**	**5%**

[1]Includes loans, loans held for sale and securities purchased under agreements to resell
[2]Includes MWL assets and assets securitized



Noninterest Income



($ in millions)

	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Service charges on deposit accounts	$ 17.7	$ 18.9	$ 14.2	-6%	25%
Electronic banking	4.4	4.4	4.1	-	7%
Other retail banking fees	3.6	3.5	3.5	3%	3%
Retail Banking Fees	25.7	26.8	21.8	-4%	18%
Financial planning services	3.8	3.3	3.1	15%	22%
Mortgage banking	3.2	3.7	2.9	-14%	10%
Mortgage warehouse fees	6.9	6.9	6.3	-	10%
Bank-owned life insurance	4.9	3.8	3.9	29%	26%
Goldleaf income	-	-	1.2	-	-100%
Other income	1.8	4.9	2.3	-63%	-22%
Core Noninterest Income	46.3	49.4	41.5	-6%	12%
Loss on securities porfolio	(36.0)	-	-	100%	100%
Gain on sale of residential real estate loans	3.9	-	-	100%	100%
Securities and derivatives gains (losses), net	1.0	0.4	4.2	150%	-77%
Gain on sale of Goldleaf	-	-	2.8	-	-100%
Total Noninterest Income	$ 15.2	$ 49.8	$ 48.5	-69%	-69%
Annualized Noninterest Income to Average Assets[1]	0.82%	0.86%	0.78%		
Noninterest Income to Total Revenue[1]	20.5%	21.1%	18.1%		

[1]Core noninterest income was used in the calculation



Noninterest Expense



($ in millions)

	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Salaries and employee benefits	$ 69.6	$ 67.4	$ 68.8	3%	1%
Occupancy expense of bank premises, net	18.5	18.2	15.5	2%	19%
Furniture and equipment expense	13.1	13.0	11.4	1%	15%
Professional services	4.8	5.4	4.4	-11%	9%
Amortization of intangible assets	3.1	3.1	3.1	-	-
Advertising	2.2	2.5	2.9	-12%	-24%
Communications	3.0	2.9	2.6	3%	15%
Electronic banking expense	1.7	1.7	1.3	-	31%
Operating supplies	1.0	1.2	1.4	-17%	-29%
Other expense	13.3	14.7	14.5	-10%	-8%
Core noninterest expense	130.3	130.1	125.9	-	3%
Net losses related to early extinguishment of debt	4.4	-	-	100%	100%
Severance expense	3.0	0.4	-	650%	100%
Merger related expense	0.4	-	-	100%	100%
Total Noninterest Expense	$ 138.1	$ 130.5	$ 125.9	6%	10%
Efficiency Ratio[1]	57.38%	55.55%	54.73%		
Annualized Noninterest Expense to Average Assets[1]	2.26%	2.29%	2.34%		

[1]Core noninterest (see components of core noninterest income on noninterest income slide) and core noninterest expense are used in the calculation



Loan Portfolio Distribution







(as of March 31, 2007)

Colonial BancGroup

Commercial
8%
Consumer and
Other
3%
MWL
1%
CRE
29%
Residential RE
17%
RE
Construction
42%

CRE Loan Portfolio Distribution

(as of March 31, 2007)





Colonial BancGroup

Industrial
2%
Farm
2%
Recreation
1%
Church/School
5%
Lodging
7%
Healthcare
6%
Other
8%
Multi-Family
8%
Warehouse
14%
Office
22%
Retail
25%

- 29% Owner Occupied
- Average loan size = $655 thousand
- Characteristics of 75 largest loans:
  - Total $723 million and represent 16.6% of CRE portfolio
  - Average loan to value ratio is 67.7%
  - Average debt coverage ratio = 1.44x

Construction Loan Portfolio Distribution

(as of March 31, 2007)

Colonial BancGroup℠



Multi-Family
3%

Office
4%

Other
4%

Retail
5%

Commercial
Development
7%

Condominium
7%

Residential Home
Construction
16%

Warehouse
2%

Residential
Development and
Lots
28%

Land Only
24%

➢ Average loan size = $869 thousand

➢ Characteristics of 75 largest loans:

• Total $1.3 billion and represent 21.2% of construction portfolio

• Average loan to value ratio is 66.0%

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Construction Lending Strengths



➢ **Our portfolio is diversified by property type, location and borrower.**

➢ **We loan to builders and developers who have a substantial level of expertise within their markets, and they personally support the deal through their guarantees and financial strength.**

➢ **Our average builder/developer has been a long time customer with expertise in the industry. They have successfully been through real estate cycles in the past. It is evident that they are taking appropriate actions during this market cycle:**

- working through inventory
- slowing new starts
- requiring more presales
- diversifying into other areas of real estate



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Construction Lending Strengths (continued)



➢ **In order to mitigate the risk of higher inventory levels, Colonial has focused on:**

- high presale levels
- equity
- strong guarantor support
- lower price points
- market support (i.e., in Florida we target having a minimum of 75% pre-sales)

➢ **We closely monitor all inventory levels and project status**

➢ **Commercial real estate within our markets remains very strong and is projected to remain strong with solid occupancy and rental rates**

➢ **Thus far, any problems we have experienced have been isolated**



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1-4 Family Residential Real Estate Portfolio

Colonial BancGroup

➢ **We do not offer subprime lending products**

➢ **We do not offer low document, stated income, "Option ARMs" or "Pick a Payment" products**

➢ **All ARM loans are underwritten with rate increases already factored in**

➢ **Our past dues and charge-offs within this portfolio remain very low and compare favorably to the industry**

Mortgage Warehouse Lending



➤ **$4.1 billion in assets under management at 3/31/07; $2 billion sold to third-party commercial paper conduits**

➤ **Mortgage Warehouse Lending customers are mortgage companies which originate primarily "A" paper**

➤ **Colonial is not the primary funding source of subprime originations**

➤ **Colonial manages the collateral files on substantially all outstandings**

➤ **Average FICO score on Colonial's collateral is approximately 700**

➤ **Investor requests to our customers to repurchase loans have not trended up**

➤ **Closely monitor aging on collateral**

